Exhibit (b)(ii)

PRIVATE & CONFIDENTIAL	CONFORMED VERSION

To:	The Directors
BHP Billiton Plc and BHP Billiton Limited (the Companies)

The Directors

BHP Billiton Finance Plc (as Obligors’ Agent)

18 August 2010

Dear Sirs,

BHP Billiton Plc and BHP Billiton Limited - US$45,000,000,000 Facilities Agreement dated on or about the date of this letter (the Facilities Agreement)

1.	Introduction

We refer to the Facilities Agreement. This letter supplements the Facilities Agreement. The Obligors’ Agent enters into this letter on its own behalf and on behalf of each Obligor (other than the Companies). Please countersign a copy of this letter to indicate your agreement to its terms.

2.	Definitions

In this letter:

Relevant Loan means a Loan the proceeds of which are applied towards:

(a)	if the Acquisition is conducted by way of an Arrangement, financing cash consideration to be paid to shareholders of the Target pursuant to the terms of the Arrangement Agreement;

(b)	if the Acquisition is conducted by way of an Offer, financing cash consideration to be paid to shareholders of the Target pursuant to the terms of the Offer for shares taken up pursuant to the Offer;

(c)	if the Acquisition is conducted by way of an Offer, financing cash consideration to be paid pursuant to a Compulsory Acquisition or Subsequent Acquisition Transaction; and/or

(d)	any other purpose specified in Clause 3.1(a) of the Facilities Agreement.

Relevant Period means the period beginning on the date of the Facilities Agreement and ending on the earlier of:

(a)	the last day of the Availability Period relating to the Term Facilities;

(b)	if the Acquisition is conducted by way of an Arrangement, the day immediately following the date of the payment of the cash consideration pursuant to the terms of the Arrangement Agreement; and

(c)	if the Acquisition is conducted by way of an Offer, the earlier of:

(i)	the day that is 90 days after the date of the initial take-up and payment for the shares of the Target by the Companies or Bidco or any other wholly-owned Subsidiary of the Companies; and

(ii)	the day immediately following the date of completion of a Compulsory Acquisition or Subsequent Acquisition Transaction.

Capitalised terms in the Facilities Agreement have, unless otherwise specified, the same meaning when used in this letter.

3.	Additional Event of Default

For the purposes of the Finance Documents (but subject to paragraphs 4 and 5 below), you and we agree that the following shall constitute an additional Event of Default (the Additional Event of Default) as if it were set out as such in clause 30 (Events of Default) of the Facilities Agreement:

“Any event or series of events occurs which has or is

reasonably likely to have a Material Adverse Effect.”

4.	Relevant Loans

You and we agree that the occurrence of a Default in respect of the Additional Event of Default shall not, during the Relevant Period, entitle any Finance Party to (and during the Relevant Period no Finance Party may):

(i)	cancel any of its Commitments to the extent to do so would prevent or limit the making of a Relevant Loan;

(ii)	rescind, terminate or cancel the Facilities Agreement or any of the Facilities or exercise any similar right or remedy or make or enforce any claim under the Finance Documents it may have to the extent to do so would prevent or limit the making of a Relevant Loan;

(iii)	refuse to participate in the making of a Relevant Loan;

(iv)	exercise any right of set-off or counterclaim in respect of a Utilisation to the extent to do so would prevent or limit the making of a Relevant Loan; or

(v)	cancel, accelerate or cause repayment or prepayment of any amounts owing under any Finance Document to the extent to do so would prevent or limit the making of a Relevant Loan,

provided that if, upon the expiry of the Relevant Period, the circumstance giving rise to such Default are continuing unremedied and unwaived, all such rights, remedies and entitlements in respect of such Default (if and so long as the circumstances giving rise to such Default are continuing unremedied and unwaived) shall be available to the Finance Parties notwithstanding that they may not have been used or been available for use during the Relevant Period.

5.	Expiry

The Additional Event of Default shall cease to constitute an “Event of Default” under the Facilities Agreement and shall have no further force or effect on and from the date on which a Successful Syndication (as defined in the Syndication Letter) of the Facilities is achieved.

6.	Disclosure

You and we agree that, subject to the following paragraph (unless required by law, regulation or court order or any applicable governmental, judicial or regulatory authority or by any applicable stock exchange) we will not (and will procure that our Affiliates will not) disclose this letter (or its existence) to actual or prospective Lenders or to any other person, other than our Affiliates, directors, officers, employees and professional and financial advisers who have a need to know the information and who are made aware of and agree to be bound by the confidentiality obligations in this paragraph or are in any event subject to confidentiality obligations as a matter of law or professional practice).

Notwithstanding the above, prior to the date on which a Successful Syndication occurs, we may disclose this letter to actual or prospective Lenders (other than the Original Lenders) but only if we believe (acting in good faith) that the Additional Event of Default has occurred and is continuing, or is reasonably likely to occur, and in each case we notify you in writing before any such disclosure is made to an actual or prospective Lender that we are intending to make such disclosure to such actual or prospective Lender. You and we acknowledge that the Original Lenders have seen a copy of this letter.

7.	Finance Document

This letter is a Finance Document.

8.	Governing Law

This letter (including the agreement constituted by your acknowledgement of its terms) and any non-contractual obligations arising out of or in connection with it shall be governed by and construed in accordance with English law.

Yours faithfully

GRAEME MARKS                         KIERAN RYAN

for and on behalf of

Banco Santander, S.A., London Branch as Original Lender

CHRIS MORPHETT

for and on behalf of

Barclays Bank PLC as Original Lender

BRUNO TASSART                         SIMON GATES

for and on behalf of

BNP Paribas as Original Lender

NICK LAW

for and on behalf of

JPMorgan Chase Bank, N.A. as Original Lender

DALE WILLIAMS

for and on behalf of

The Royal Bank OF Scotland plc as Original Lender

JOHN F. COOMBS

for and on behalf of

The Toronto-Dominion Bank as Original Lender

CHRIS MORPHETT

for and on behalf of

Barclays Bank PLC as Facility Agent

We acknowledge and agree to the terms of this letter.

FERNANDO SALEK                             MICHAEL ROWE

for and on behalf of

BHP Billiton Plc

FERNANDO SALEK                             MICHAEL ROWE

for and on behalf of

BHP Billiton Limited

FERNANDO SALEK                             MICHAEL ROWE

for and on behalf of

BHP Billiton Finance Plc

for itself and on behalf of each Obligor (other than the Companies)

Date: 18 August 2010